E: Lou@bevilacquapllc.com

T: 202.869.0888 (ext. 100)

W: bevilacquapllc.com

July 1, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC. 20549

Attn:	Nicholas O’Leary
Katherine Bagley

Re:	Energy Exploration Technologies, Inc.
Amendment No. 1 to Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A
Filed June 26, 2026
File No. 024-12616

Ladies and Gentlemen:

On behalf of our client, Energy Exploration Technologies, Inc. (the “Company”), we hereby submit the Amendment No. 2 to Post-Qualification Amendment No. 3 to the Company’s Offering Statement on Form 1-A (the “Offering Statement”), and related responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) on the Offering Statement set forth in the Staff’s letter dated June 30, 2026. For the convenience of the Staff, each of the comments set forth in the Staff’s letter is included herein and followed by a corresponding response from the Company. Unless the context indicates otherwise, references in this letter to “we”, “us”, and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

General

1.	We note your response to comment 2, but your disclosure remains unclear. The proceeds included in the bulleted list provided in your response sum to $44,514,772, but do not appear to include the bonus shares, based on your disclosure that you sold “1,779,860 shares at $10.00 per share, for gross proceeds of $17,798,600 (exclusive of transaction fees), and issued 199,900 Bonus Shares (the maximum reserved under our Bonus Share Program) at no consideration.” The $17,798,600 proceeds appear to be exclusive of the value of the bonus shares, and when added to the rest of the proceeds in the bulleted list, sum to $44,514,772. When this amount is added to the amount you are qualifying in this offering at $13 per share, and the $1,999,000 value of the bonus shares, it appears that you are seeking to qualify $75,890,522 in a twelve-month period, which is greater than the $75 million maximum permitted by Rule 251(a)(2). Please revise your disclosure accordingly or advise.

Response: We have revised the Offering Statement to as requested by the Staff.

800 Connecticut Ave., NW, Suite 300 Washington, DC 20006

PG. 2

2.	We note your revised disclosure that you have filed this post-qualification amendment to update certain disclosures in the previously qualified offering circular and to incorporate your audited financial statements for the fiscal year ended December 31, 2025. We also note your revised disclosure that pending qualification of this post-qualification amendment, you will continue to offer and sell the remaining number of shares previously qualified by the SEC pursuant to your most recently qualified post-qualification amendment. Please note that, prior to qualification, offers and sales must be suspended if a post-qualification amendment is filed to comply with Rule 252(f)(2)(i) and the financial statements are stale for the purposes of the rule. In addition, sales, but not offers, must be suspended if a post-qualification amendment is filed for the purpose of complying with Rule 252(f)(2)(ii). For guidance, see Consolidated Corporation Finance Interpretations Question 182.32, available on our public website. Revise your disclosures and website accordingly, or advise.

Response: We have revised the Offering Statement and our website as requested by the staff.

* * *

If you would like to discuss any of our responses to the Staff’s comments or any other matters related to the Offering Statement, please contact Louis A. Bevilacqua at (202) 869-0888 (ext. 100) or Patrick G. Costello at (202) 869-0888 (ext. 130).

Sincerely,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua
Bevilacqua PLLC

cc: Teague Egan, Chief Executive Officer